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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13704

                           NOTIFICATION OF LATE FILING

         (Check One): /X/ Form 10-KSB / / Form 11-K / / Form 20-K / / Form 10-Q

   / /   Form N-SAR
                  For Period Ended:
                                   ---------------------------------------------
   / /   Transition Report on Form 10-K    / /   Transition Report on Form 10-Q
   / /   Transition Report on Form 20-F    / /   Transition Report on Form N-SAR
   / /   Transition Report on Form 11-K

                  For Period Ended: March 31, 2000
                                   ---------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Prologic Management Systems, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
         3708 E. Columbia Street, Suite 110
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City, state and zip code   Tucson, Arizona  85714
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   /x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Certain documentation needed by the Company's auditors to complete the audit has not yet been received. It is anticipated such documentation will be received prior to July 14, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Richard E. Metz      (520)                747-4100
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                  (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               /x/ Yes    / / No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /x/ Yes    / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        PROLOGIC MANAGEMENT SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29, 2000        By  /s/  Richard E. Metz, President
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ATTACHMENT TO PART IV OTHER INFORMATION


The fiscal year ended March 31, 2000 will reflect significant increases in revenues and operating losses over the prior fiscal year. The Company estimates revenues for the fiscal year ended March 31, 2000 will be approximately $35,800,000 as compared to $13,374,038, as adjusted for discontinued operations, for the prior fiscal year. The Company estimates the loss prior to adjustments for discontinued operations will be approximately $1,818,000 for the fiscal year ended March 31, 2000, as compared to $2,723,000 for the prior fiscal year. The Company estimates the loss including adjustments for discontinued operations will be approximately $3,258,000 for the fiscal year ended March 31, 2000, as compared to $2,228,187 for the prior fiscal year.


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                         [BDO SEIDMAN, LLP LETTERHEAD]


June 29, 2000


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Re: Prologic Management Systems, Inc.

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Prologic Management Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended March 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended March 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended March 31, 2000, and agree with the statements made therein as they relate to accounting and auditing matters.

Very truly yours,

/s/ [BDO Seidman, LLP]
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BDO Seidman, LLP